Yucheng Issues Corporate Deposit Account List and Cash Flow Statements

BEIJING, June 13, 2011 —Yucheng Technologies Limited (Nasdaq: YTEC) ("Yucheng," the "Company," "we," "us" and "our"), a leading provider of IT Solutions to the financial services industry in China, today provided supplementary information to the Company’s first quarter 2011 financial results reported on May 17, 2011, including an unaudited corporate deposit account list identifying each corporate cash account and the balance and location of each account. The Company also issued an unaudited quarterly cash flow statement disclosing the amount of cash used for operating, investing and financing activities.

“To address investors’ recent concern over the financial integrity and corporate governance practices of Chinese companies listed in the United States, we have decided to proactively disclose additional cash-related information to further demonstrate our financial strength as well as our dedication to transparency.” said Weidong Hong, Chairman and Chief Executive Officer of the Company. “We have disclosed cash flow statements in the past and we will continue do so with more details in our future quarterly financial reports. We pride ourselves being one of the most transparent companies among all Chinese companies listed in the United States and we would like to reiterate our firm commitment to the highest level of integrity and maintaining our tradition of sound corporate governance in our dealings with customers, employees, shareholders and other stakeholders.”

Yucheng Technologies Limited
Cash and Cash Equivalents, Restricted Cash and Term Deposit List
(in US dollars in thousands)

	March 31, 2011 (1)	December 31, 2010 (2)
	(Unaudited)	(Unaudited)

Bank of Beijing, Beijing, PRC	240	9,865
China Bohai Bank, Tianjin, PRC	19	17
Deutsche Bank, Beijing, PRC	38	38
Industrial and Commercial Bank of China, Beijing, PRC	0	0
Industrial and Commercial Bank of China, Zhuhai, PRC	28	7
Huaxia Bank, Beijing, PRC	164	452
Huaxia Bank, Shanghai, PRC	18	18
China Construction Bank, Beijing, PRC	2,635	4,672
China Construction Bank, Guangzhou, PRC	18	7
Bank of Communications, Beijing, PRC	0	0
Agricultural Bank of China, Tianjin, PRC	234	396
Shenzhen Development Bank, Guangzhou, PRC	2	-
Xiamen Bank, Xiamen, PRC	348	211
China Merchants Bank, Beijing, PRC	8,698	7,708
China Merchants Bank, Chengdu, PRC	1,366	170
China Merchants Bank, Guangzhou, PRC	963	293
China Merchants Bank, Shanghai, PRC	597	259
China Merchants Bank, Xiamen, PRC	17	20
HSBC Bank, Hong Kong	90	91
ING Private Bank, Hong Kong	522	298
Cash on hand	21	21
Total	16,019	24,542

Notes:

(1).Amounts not held in U.S. dollars have been translated using the relevant exchange rates as of December 31, 2010.
(2).Amounts not held in U.S. dollars have been translated using the relevant exchange rates as of March 31, 2011.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Unaudited Consolidated Statements of Cash Flows
Three months ended March 31, 2011 and December 31,2010

	2011 Q1	2010 Q4
	USD	USD

Cash flows from operating activities:
Net income (loss)	27,584	(2,209,448)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation	254,356	649,606
Amortization	380,282	424,668
Loss on disposal fixed assets	711	(15,387)
Loss (gain) on disposal of affiliates	0	3,838,215
Non-controlling interest	(134,875)	(109,265)
Share of equity in affiliate company	22,476	770,206
Decrease (increase) in trade accounts receivable, net	(931,607)	(7,029,518)
Decrease (increase) in costs and estimated earnings in excess of billing on uncompleted contracts	281,739	1,079,443
Decrease (increase) in due from related parties	(23,187)	(624,319)
Decrease (increase) in inventories	(2,407,836)	1,236,902
Decrease (increase) in pre-contract costs	(2,348,960)	1,200,459
Decrease (increase) in other current assets	(4,567,559)	(3,723,359)
Decrease (increase) in deferred income taxes assets - Current	0	1,140
Decrease (increase) in deferred income taxes assets - Non-current	(1,996)	374,366
Increase (decrease) in trade accounts payable	(727,687)	5,114,636
Increase (decrease) in billings in excess of costs and estimated earnings on uncompleted contracts	(1,754,156)	753,580
Increase (decrease) in employee and payroll accruals	1,664,934	2,576,961
Increase (decrease) in income taxes payable	87,514	(222,585)
Increase in due to related parties	131,197	206,902
Increase (decrease) in other current liabilities	2,594,275	8,961,686
Increase (decrease) in deferred income taxes liabilities	(3,596)	(179,208)
Shares issued to independent directors	0	25,656
Stock-based compensation	227,989	723,808

Net cash provided by (used in) operating activities	(7,228,402)	13,825,146

Cash flows from investing activities:
Capital expenditures	(957,355)	(361,705)
Payment of purchase of subsidiary	(18,359)	0
New investment of joint venture	(800,744)	0
Proceeds from disposal of fixed assets	684	1,013
Proceeds from disposal of investments under equity method	1,715,881	0

Net cash provided by (used in) investing activities	(59,893)	(360,692)

Cash flows from financing activities:
Payment of capital leases	(29,686)	(56,222)
Dividends paid to ex-owners	0	(586,378)
Proceeds from bank borrowings	4,895,980	0
Repayments of bank borrowings	(6,100,909)	(3,019,916)

Net cash provided by financing activities	(1,234,616)	(3,662,516)

Net increase in cash and cash equivalents	(8,522,911)	9,801,938

Cash at beginning of period	24,542,295	14,740,357
Cash at end of period	16,019,385	24,542,295

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ:YTEC) is a leading IT service provider to the Chinese financial service providers. Headquartered in Beijing, China, Yucheng services clients from its nationwide network with approximately 2,300 employees. Yucheng provides a comprehensive suite of IT solutions to Chinese Banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence. Yucheng has been ranked in the Global FinTech 100 survey of top technology partners to the financial services industry for three consecutive years. The independent research firm IDC also has named Yucheng one of the top three market share leaders in China's Banking IT solution market every year since 2007. For more information about Yucheng Technologies Limited, please visit www.yuchengtech.com.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For investor and media inquiries, please contact:

In China:

Mr. Steve Dai
Yucheng Technologies Limited
Tel: +86-10-5913-7700
Email: investors@yuchengtech.com